UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _________

EXPLANATORY NOTE
This Form 6-K/A is being furnished to amend the Form 6-K of SINA Corporation (the “Company”) furnished to the Securities and Exchange Commission on May 16, 2008, including the press release and the unaudited financial results as of March 31, 2008 and for the three months ended March 31, 2008 (the “Q1 2008 Press Release”).
The Company’s results for the first quarter of 2008 included $2.0 million of net foreign exchange gains mainly related to capital repatriation from the closing of a subsidiary in the PRC (“foreign exchange gains”), which the Company recognized as other income under non-operating income. After reviewing the accounting treatment for the foreign exchange gains, the Company and its independent accountant determined that the requirements for releasing cumulative translation adjustments of liquidated foreign subsidiaries and recognizing the released amounts as foreign exchange gains in the income statement under Statement of Financial Accounting Standards No. 52, Foreign Currency Translation (“SFAS 52”) and FASB Interpretation 37, Accounting for Translation Adjustments upon Sale of Part of an Investment in a Foreign Entity-an interpretation of FASB Statement No. 52 (“FIN 37”) were not met, and the Company is, therefore, required to reverse such gains from non-operating income and net income in the relevant period covered by the Q1 2008 Press Release.
As a result, the accompanying unaudited financial results have been restated from the amounts previously reported for the three months ended March 31, 2008. The amounts under the heading “As Reported” reflect the originally reported results. The amounts under the heading “Restated” reflect the registrant’s restated results after this restatement. The adjustments do not impact the Company’s cash position, revenues or income from operations. A summary of the significant effects of the restatement is as follows (in thousands except per share data):

	Three Months Ended March 31, 2008
Consolidated Statement of Operations Data:	As Reported	Restated
Non-operating income:
Interest and other income, net	$6,220	$4,240
Net income	$16,066	$14,086
Basic net income per share	$0.29	$0.25
Diluted net income per share	$0.27	$0.23
AMENDMENT
     Set forth below are portions of the Q1 2008 Press Release which have been updated to reflect the restated results.
First Quarter 2008 Highlights
•	Net revenues increased 39% year over year to $71.3 million, exceeding the Company’s guidance of between $66.0 million and $68.0 million.

•	Advertising revenues increased 51% year over year to $47.8 million, exceeding the Company’s guidance of between $45.0 million and $46.0 million.

•	Non-advertising revenues increased 20% year over year to $23.5 million, exceeding the Company’s guidance of between $21.0 million and $22.0 million.

•	GAAP net income increased 64% year over year to $14.1 million or $0.23 diluted net income per share.

•	Non-GAAP net income* increased 55% year over year to $17.6 million, or $0.29 diluted non-GAAP net income per share.

*	Non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below entitled “Reconciliation of Non-GAAP to GAAP Results.”

Financial Results
For the first quarter of 2008, SINA reported total revenues of $71.3 million, compared to $51.3 million in the same period in 2007 and $70.7 million for the fourth quarter of 2007.
Advertising revenues for the first quarter of 2008 totaled $47.8 million, representing a 51% increase from the same period last year and a 5% decrease from last quarter. Advertising revenues in China totaled $47.0 million for the first quarter of 2008, representing an increase of 52% from same period last year and a decrease of 4% from last quarter. The quarter over quarter decrease in advertising revenues was mainly due to seasonality, as the first quarter has historically been the Company’s weakest quarter for advertising revenues. Advertising revenues in the first quarter of 2008 represented 67% of total revenues, up from 62% in the same period last year.
For the first quarter of 2008, MVAS revenues, which accounted for 92% of non-advertising revenues during the quarter, reached $21.7 million, representing an increase of 19% from the same period last year and 16% from last quarter.
Gross margin for the first quarter of 2008 was 59%, flat over the same period last year and down from 62% last quarter. Advertising gross margin for the first quarter of 2008 was 60%, compared to 58% in the same period last year and 64% in the previous quarter. Excluding stock-based compensation, non-GAAP advertising gross margin for the first quarter of 2008 was 62%, compared to 59% in the same period last year and 65% in the previous quarter. The year over year increase in advertising gross margin was mainly due to advertising revenue growing faster than advertising cost of sales. On a sequential basis, advertising gross margin declined due to lower advertising revenues while bandwidth and content costs increased.
MVAS gross margin for the first quarter of 2008 was 56%, compared to 60% in the same period last year and flat over last quarter. The year over year decrease in MVAS gross margin was mainly related to increased content and channel costs.
Operating expenses for the first quarter of 2008 totaled $28.7 million, an increase of 25% from the same period last year and an increase of 1% from last quarter. Non-GAAP operating expenses for the first quarter of 2008, which exclude stock-based compensation and amortization expense of intangible assets, was $25.8 million, representing a 24% increase from the same period last year and flat over last quarter. The year over year increase in operating expenses primarily relates to higher marketing spending and higher engineering-related payroll and other personnel costs.
Interest and other income for the first quarter of 2008 was $4.2 million, an increase of 59% from the same period last year and an increase of 13% from last quarter.
Provision for income taxes for the first quarter of 2008 was $3.6 million, an increase of 159% from the same period last year and an increase of 87% from last quarter. The Company made a provision for income taxes for the first quarter of 2008 assuming an effective tax rate of 18%. On January 1, 2008, a new Enterprise Income Tax (“EIT”) Law came into effect in China. As of March 31, 2008, the criteria for which the Company must meet to renew its new or high technology status under the new EIT Law were undefined. Consequently, the Company made an income tax provision for the first quarter of 2008, without considering the tax benefits as a qualified new or high technology enterprise in China. Should the Company receive the new or high technology status under the new EIT Law, its effective income tax rate may decrease to within the range of 13-14%, retroactive to January 1, 2008, and any excess accrual made to date would be reversed.
Net income for the first quarter of 2008 was $14.1 million, or $0.23 diluted net income per share, compared to $8.6 million, or $0.15 diluted net income per share, for the same period last year. Non-GAAP net income for the first quarter of 2008 was $17.6 million, or $0.29 diluted non-GAAP net income per share, compared to $11.4 million, or $0.19 diluted non-GAAP net income per share, for the same period last year.
As of March 31, 2008, SINA’s cash, cash equivalents and short-term investments totaled $511.6 million, compared to $382.7 million and $478.0 million as of March 31, 2007 and December 31, 2007, respectively. Cash flow from operating activities for the first quarter of 2008 was $24.7 million, compared to $16.6 million for the same period last year and $31.9 million last quarter.

Non-GAAP Measures
This Form 6-K/A contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP diluted net income per share and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including stock-based compensation charge, amortization of intangible assets and amortization of convertible debt issuance costs from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.
The Company’s management believes excluding the non-cash amortization expense of intangible assets resulting from business acquisitions from its non-GAAP financial measures of operating expenses, income from operations and net income is useful for itself and investors because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.
The Company’s management believes excluding non-cash amortization expense of issuance cost relating to convertible bonds from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash earnings.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update any forward-looking statements in this Form 6-K/A or elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the recent slower growth of the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, including the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2007 and its other filings with the Securities and Exchange Commission.

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2008	2007	2007
Net revenues:
Advertising	$47,836	$31,767	$50,130
Non-advertising	23,479	19,513	20,559

	71,315	51,280	70,689

Cost of revenues:
Advertising (a)	19,032	13,342	18,017
Non-advertising	10,178	7,514	8,735

	29,210	20,856	26,752

Gross profit	42,105	30,424	43,937

Operating expenses:
Sales and marketing (a)	14,997	11,064	15,198
Product development (a)	6,014	4,799	5,905
General and administrative (a)	7,411	6,657	6,903
Amortization of intangibles	257	403	258

	28,679	22,923	28,264

Income from operations	13,426	7,501	15,673

Non-operating income:
Interest and other income, net	4,240	2,660	3,748
Amortization of convertible debt issuance cost	—	(171)	—

	4,240	2,489	3,748

Income before income taxes	17,666	9,990	19,421
Provision for income taxes	(3,580)	(1,382)	(1,910)

Net income	$14,086	$8,608	$17,511

Basic net income per share	$0.25	$0.16	$0.32

Diluted net income per share	$0.23	$0.15	$0.29

Shares used in computing basic net income per share	55,547	54,488	55,477
Shares used in computing diluted net income per share	60,239	59,264	60,545

Net income used for diluted net income per share calculation:
Net income	$14,086	$8,608	$17,511
Amortization of convertible debt issuance cost	—	171	—

	$14,086	$8,779	$17,511

(a) Stock-based compensation included under SFAS 123R was as follows:
Cost of revenues — advertising	$724	$463	$543
Sales and marketing	499	392	350
Product development	460	485	352
General and administrative	1,619	836	1,515

SINA CORPORATION
RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	March 31, 2008				March 31, 2007				December 31, 2007
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

		724	(a)			463	(a)			543	(a)

Gross profit	$42,105	$724		$42,829	$30,424	$463		$30,887	$43,937	$543		$44,480

		(2,578)	(a)			(1,713)	(a)			(2,217)	(a)
		(257)	(b)			(403)	(b)			(258)	(b)

Operating expenses	$28,679	$(2,835)		$25,844	$22,923	$(2,116)		$20,807	$28,264	$(2,475)		$25,789

		3,302	(a)			2,176	(a)			2,760	(a)
		257	(b)			403	(b)			258	(b)

Income from operations	$13,426	$3,559		$16,985	$7,501	$2,579		$10,080	$15,673	$3,018		$18,691

						2,176	(a)
		3,302	(a)			403	(b)			2,760	(a)
		257	(b)			171	(c)			258	(b)

Net income	$14,086	$3,559		$17,645	$8,608	$2,750		$11,358	$17,511	$3,018		$20,529

Diluted net income per share	$0.23			$0.29	$0.15			$0.19	$0.29			$0.34

Shares used in computing diluted net income per share	60,239			60,239	59,264			59,264	60,545			60,545

Net income used in computing diluted net income per share:
Net income	$14,086			$17,645	$8,608			$11,358	$17,511			$20,529
Amortization of convertible debt issuance costs	—			—	171			—	—			—

	$14,086			$17,645	$8,779			$11,358	$17,511			$20,529

Gross margin — advertising	60%	2%		62%	58%	1%		59%	64%	1%		65%

(a)	To adjust stock-based compensation charges

(b)	To adjust amortization of intangible assets

(c)	To adjust amortization of convertible debt issuance cost

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended
	March 31,		December 31,
	2008	2007	2007

Net revenues
Advertising	$47,836	$31,767	$50,130
Mobile related	21,691	18,246	18,635
Others	1,788	1,267	1,924

	$71,315	$51,280	$70,689

Cost of revenues
Advertising	$19,032	$13,342	$18,017
Mobile related	9,524	7,287	8,111
Others	654	227	624

	$29,210	$20,856	$26,752

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	March 31,	December 31,
	2008	2007

Assets

Current assets:

Cash and cash equivalents	$363,358	$271,666
Short -term investments	148,201	206,333
Accounts receivable, net	57,175	56,719
Other current assets	11,724	8,840

Total current assets	580,458	543,558

Property and equipment, net	29,018	26,846
Goodwill and intangible assets, net	89,101	89,358
Other assets	2,668	2,501

Total assets	$701,245	$662,263

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,622	$940
Accrued liabilities	59,880	56,931
Income taxes payable	12,961	9,079
Convertible debt	99,000	99,000

Total current liabilities	173,463	165,950

Other long-term liabilities	1,392	1,337

Total liabilities	174,855	167,287

Shareholders’ equity	526,390	494,976

Total liabilities and shareholders’ equity	$701,245	$662,263

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: June 5, 2009	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer